UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

iGo, Inc.

(Name of Subject Company(the Issuer))

Steel Excel Inc.

(Name of Filing Person (Offeror))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

449593201

(CUSIP Number of Class of Securities)

Leonard J. McGill

Vice President, General Counsel and Secretary

Steel Excel Inc.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with a copy to:

Andrew H. Pontious, Esq.
JRA Law Partners, LLP
235 Pine Street, Suite 1300
San Francisco, California 94104
(415) 788-4646

 CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,201,620.70	$709.50

*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $3.95 (i.e., the tender offer price) and (y) 1,316,866, the estimated maximum number of shares of common stock, par value $0.01, of iGo, Inc. to be acquired in the tender offer.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.0001364.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(1) ( Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the offer by Steel Excel Inc., a Delaware corporation (“Purchaser”), to purchase up to 1,316,866 of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of iGo Inc., a Delaware corporation (“iGo”), together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement, dated as of June 20, 2013, and as amended, by and between iGo and Computershare Trust Company, N.A., at a price of $3.95 per Share, net to the seller in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as exhibits (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is iGo, Inc., a Delaware corporation (“iGo”). The principal executive offices of iGo are located at 17800 N. Perimeter Drive, Suite 200, Scottsdale, Arizona 85255 and its telephone number is (480) 596-0061.

(b) This Schedule TO relates to the outstanding Shares of iGo and Purchaser’s offer to purchase up to 1,316,866 Shares. Based upon information provided by iGo, as of July 11, 2013, there were (i) an aggregate of 2,916,567 Shares issued and outstanding, (ii) an aggregate of 45,833 Shares reserved for issuance under iGo’s equity incentive plans with respect to outstanding stock options, (iii) an aggregate of 30,062 Shares reserved for issuance under iGo’s equity incentive plans with respect to restricted stock units, and (iv) an aggregate of 417 Shares subject to outstanding warrants.

(c) The Shares are traded on the NASDAQ Capital Stock Market under the symbol “IGOI.” The information set forth in Section 6 - “Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by Purchaser. The information set forth in Section 9 - “Certain Information Concerning Purchaser and Certain Related Parties” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9 - “Certain Information Concerning Purchaser and Certain Related Parties,” Section 11 - “Background of the Offer; Contacts with iGo,” Section 12 - “Transaction Documents,” Section 13 - “Purpose of the Offer; Plans for iGo” and of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7 - “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations,” Section 12 - “Transaction Documents,” and Section 13 - “Purpose of the Offer; Plans for iGo” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) The information set forth in Section 10 - “Source and Amount of Funds” and Section 17 – “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

Item 8. Interest in Securities of the Subject Company

The information set forth in the “Introduction,” Section 9 - “Certain Information Concerning Purchaser and Certain Related Parties” and Section 12 - “Transaction Document” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11 - “Background of the Offer; Contacts with iGo,” Section 12 - “Transaction Documents,” Section 13 - “Purpose of the Offer; Plans for iGo,” and Section 17 - “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

(a), (b) Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(i) the consideration offered consists solely of cash;

(ii) the Offer is not subject to any financing condition; and

(iii) the Purchaser is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. .

Item 11. Additional Information

(a)(1) Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Filing Person or any of its respective executive officers, directors, controlling persons or subsidiaries and (ii) iGo or any of its executive officers, directors, controlling persons or subsidiaries. See also, the information set forth in Section 9 - “Certain Information Concerning Purchaser and Certain Related Parties,” Section 11 - “Background of the Offer; Contacts with iGo,” and Section 12, entitled “Transaction Documents” of the Offer to Purchase which is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 12 - “Transaction Documents,” Section 15 - “Conditions of the Offer and the Top-Up Purchase” and Section 16 - “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 - “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 16 - “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated as of July 25, 2013.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Form of Summary Advertisement published in the Investor’s Business Daily on July 25, 2013.

(a)(5)(A)	Joint Press Release of iGo and Purchaser, dated July 11, 2013 (incorporated by reference to the Schedule TO-C filed by Purchaser with the SEC on July 11, 2013).

(a)(5)(B)	Joint Press Release of iGo and Purchaser, dated on July 25, 2013.

(d)(1)	Stock Purchase and Sale Agreement, dated as of July 11, 2013, between Purchaser and iGo (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Purchaser with the SEC on July 22, 2013).

(d)(2)

Tender and Voting Agreement, dated as of July 11, 2013, among Purchaser, iGo and Adage Capital Partners, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Purchaser with the SEC on July 22, 2013).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2013	STEEL EXCEL INC.

	By:	/s/ Leonard J. McGill
Leonard J. McGill, Vice President, General Counsel

INDEX TO EXHIBITS

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated as of July 25, 2013.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Form of Summary Advertisement published in the Investor’s Business Daily on July 25, 2013.

(a)(5)(A)	Joint Press Release of iGo and Purchaser, dated July 11, 2013 (incorporated by reference to the Schedule TO-C filed by Purchaser with the SEC on July 11, 2013).

(a)(5)(B)	Joint Press Release of iGo and Purchaser, dated on July 25, 2013.

(d)(1)	Stock Purchase and Sale Agreement, dated as of July 11, 2013, between Purchaser and iGo (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Purchaser with the SEC on July 22, 2013).

(d)(2)

Tender and Voting Agreement, dated as of July 11, 2013, among Purchaser, iGo and Adage Capital Partners, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Purchaser with the SEC on July 22, 2013).

(g)	Not applicable.

(h)	Not applicable.